9 April 2003

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV

Board Appointments

Reed Elsevier announced today that the appointment of four new directors to the Boards of Reed Elsevier PLC and Reed Elsevier NV was approved by shareholders at the Annual General Meetings held respectively on 8 and 9 April 2003.  They have also been appointed directors of Reed Elsevier Group plc.

Patrick Tierney has been appointed an executive director.  He joined Reed Elsevier in January 2003 as chief executive officer of the global education business.  Previously, Mr Tierney was with The Thomson Corporation, serving as chief executive officer of Thomson Financial.

Mark Elliott, Cese van Lede and David Reid have all been appointed non-executive directors.  Mark Elliot is the general manager, IBM Europe/Middle East/Africa.  Cese van Lede is currently chairman of the Board of Akzo Nobel, from which he is due to retire in May 2003, when he will be proposed for election to the supervisory board of Akzo Nobel.  David Reid is deputy chairman of Tesco PLC and will be taking over as chairman of Tesco PLC in April 2004.

At the Annual General Meetings, Roelof Nelissen and Steven Perrick retired from the Boards.

Messrs Tierney, Elliott, van Lede and Reid have no details to disclose under paragraph 6.F.2(b) to (g) of the Listing Rules.